Industrias Bachoco Announces Third Quarter 2019 Results

CELAYA, Mexico, Oct. 23, 2019 /PRNewswire/ -- Industrias Bachoco, S.A.B. de C.V., "Bachoco" or "the Company", (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the third quarter ("3Q19") and first nine months of 2019 ("9M19") ended on September 30th, 2019. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS") and are presented in nominal million Mexican Pesos ("$").

HIGHLIGHTS 2019

  Net sales increased 8.5% in 3Q19 and 1.9% in 9M19
  SG&A expenses as a percentage of net sales were 9.8% in 3Q19 and 9.7% in 9M19
  EBITDA margin was 9.8% for 3Q19 and 10.0% in 9M19
  Earnings per basic and diluted share were $1.85 for 3Q18 and $5.00 for 9M19.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated: "We entered the third quarter with good demand conditions in the poultry market which resulted in good unseasonal prices for the first part of the quarter. Mainly, as a result of a good balance between supply and demand and due to less uncertain conditions in the economic environment in Mexico, when compared to the same period of 2018.

This allowed us to reach an increase in total sales of 8.5% in the quarter, and an increase of 1.9% for the 9M19, when compared to the same periods of 2018 respectively.

In terms of cost of sales, prices of our main raw material for both corn and soybean meal, started at high levels and dropped by the end of the quarter, which combined with our hedging strategy allowed us to report a lower cost for 3Q19 when compared to the same period of 2018.

As a result, we reached an EBITDA of $1,505.8 million in 3Q19, significantly higher than the EBITDA in the same quarter of 2018. For the third quarter, our EBITDA margin in 3Q19 was 9.8% versus a 0.5% margin in 3Q18. As a result, our EBITDA margin for the nine months of this year was 10.0%, higher when compared to 9.1% EBITDA margin of the same period of 2018.

We reached an income per share of $1.85 pesos, which one of the highest for the previous five years for a third quarter. For the first 9M19 our income per share was $5.00 pesos higher than the $4.43 pesos for the same period of 2018.

On the other hand, SG&A expenses in 3Q19 were $1,497.6, meaning a reduction of $1.4 million vs 3Q18 that were $1,499.1 million. Total SG&A expenses as a percentage of net sales represented 9.8% in 3Q19 and 10.6% in 3Q18.

Our financial structure continued strong as we ended the quarter with a net cash of $13,275.3 million, which will allow us to continue supporting our growth plans".

EXECUTIVE SUMMARY
The following financial information is expressed in millions of nominal pesos, except for amounts per share or per ADR, with comparative figures for the same period in 2018.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	3Q19	3Q18	Change
	$	$	$	%
Net Sales	15,312.9	14,114.4	1,198.4	8.5
Net sales in Mexico	10,981.4	9,865.0	1,116.4	11.3
Net sales in the U.S.	4,331.5	4,249.4	82.1	1.9

NET SALES BY SEGMENT
In millions of pesos	3Q19	3Q18	Change
	$	$	$	%
Net Sales	15,312.9	14,114.4	1,198.4	8.5
Poultry	13,879.8	12,844.7	1,035.0	8.1
Other	1,433.1	1,269.7	163.4	12.9

NET VOLUME SOLD BY SEGMENT
In tons			Change
	3Q19	3Q18	Volume	%
Total sales volume:	550,640	539,823	10,816.4	2.0
Poultry	424,645	441,135	(16,490.0)	(3.7)
Others	125,994	98,688	27,306.4	27.7

The Company's 3Q19 net sales totaled $15,312.9 million; $1,198.4 million or 8.5% more than $14,114.4 million reported in 3Q18. The increase is a result of better prices in poultry and higher volume sold in our Other segment, particularly in balance feed.

In 3Q19, sales of our U.S. operations represented 28.3% of our total sales compared to 30.1% in 3Q18.

GROSS PROFIT
In millions of pesos	3Q19	3Q18	Change
	$	$	$	%
Cost of sales	12,706.5	12,955.6	(249.0)	(1.9)
Gross profit	2,606.4	1,158.9	1,447.5	124.9
Gross margin	17.0%	8.2%	-	-

In 3Q19, cost of sales was $12,706.5 million; $249.0 million or 1.9% lower than $12,955.6 million reported in 3Q18. This decrease was mainly due to lower unit cost in our main business lines and due to lower volume sold in poultry.

The Company's gross profit in 3Q19 was $2,606.4 million, higher than the gross profit of $1,158.9 million in 3Q18, with a gross margin of 17.0% for 3Q19 vs 8.2% in 3Q18.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A")
In millions of pesos	3Q19	3Q18	Change
	$	$	$	%
Total SG&A	1,497.6	1,499.1	(1.4)	(0.1)

Total SG&A expenses in 3Q19 were $1,497.6 million; $1.4 million lower than the $1,499.1 million reported in 3Q18. Total SG&A expenses as a percentage of net sales represented 9.8% in 3Q19 and 10.6% in 3Q18.

OTHER INCOME (EXPENSE), NET
In millions of pesos	3Q19	3Q18	Change
	$	$	$	%
Other income (expense), net	73.0	79.7	(6.7)	(8.4)

This item mainly includes the sale of unused assets as well as hens and other by-products. We record such sales as expenses when the sale price is below the book value of those assets.

In 3Q19, we recorded other income of $73.0 million, compared with other income of $79.7 million reported in 3Q18.

OPERATING INCOME
In millions of pesos	3Q19	3Q18	Change
	$	$	$	%
Operating income	1,181.8	(260.5)	1,442.3	(553.7)
Operating margin	7.7%	(1.8)%	-	-

Operating income in 3Q19 totaled $1,181.8 million; $1,442.3 million higher than the Operating loss of $260.5 million reported in 3Q18. This represents a positive operating margin of 7.7% for 3Q19, versus a negative operating margin in the same period of 2018. The increase in operating income is mainly attributed to higher Poultry prices and higher volume sold in Other segment, combined with lower cost of sales and lower SG&A.

NET FINANCIAL INCOME
In millions of pesos	3Q19	3Q18	Change
	$	$	$	%
Net Financial Income	405.7	(63.6)	469.3	(738.0)
Financial Income	486.7	294.1	192.5	65.5
Financial Expense	81.0	357.7	(276.8)	(77.4)

In 3Q19, the Company reported net financial income of $405.7 million, compared to a negative financial income of $63.6 million reported in the same period of 2018. The increase is mainly attributed to higher exchange rate gains.

TAXES FOR THE PERIOD
In millions of pesos	3Q19	3Q18	Change
	$	$	$	%
Total Taxes	474.4	(136.6)	611.0	(447.3)
Income tax	48.2	(208.4)	256.6	(123.1)
Deferred income tax	426.1	71.8	354.4	493.8

Total taxes for the 3Q19 were $474.4 million, which is higher when compared with total taxes of the same period of 2018. This is attributed to higher operating income in 3Q19.

NET INCOME
In millions of pesos	3Q19	3Q18	Change
	$	$	$	%
Net income	1,113.1	(187.5)	1,300.6	(693.8)
Net margin	7.3%	(1.3%)	-	-
Basic and diluted earnings per share[1]	1.85	(0.32)	2.2	n/a
Basic and diluted earnings per ADR[2]	22.23	(3.79)	26.0	n/a
Weighted average Shares outstanding[3]	600,000	600,000	-	-
1In pesos
[2]in pesos, one ADR equals to twelve shares
3In thousands of shares

The net income for 3Q19 was $1,113.1 million, representing a basic and diluted income of $1.85 pesos per share, compared with a net loss of $187.5 million, which represented a $0.32 pesos of net loss per share in 3Q18. This increase is mainly attributed to higher operating results. Net margin in 3Q19 was 7.3% compared to a negative margin of 1.3% reported in 3Q18.

EBITDA
In millions of pesos	3Q19	3Q18	Change
	$	$	$	%
Net income	1,111.3	(189.7)	1,301.1	(685.8)
Income tax expense (benefit)	474.4	(136.6)	611.0	(447.3)
Result in associates	1.8	2.3	(0.5)	(21.8)
Net finance (income) expense	(405.7)	63.6	(469.3)	(738.0)
Depreciation and amortization	324.0	336.6	(12.6)	(3.7)
EBITDA	1,505.8	76.2	1,429.7	1,877.3
EBITDA Margin (%)	9.8%	0.5%	-	-
Net revenues	15,312.9	14,114.4	1,198.4	8.5

EBITDA in 3Q19 reached $1,505.8 million representing an EBITDA margin of 9.8%, compared to an EBITDA of $76.2 million in 3Q18, with an EBITDA margin of 0.5%.

ACCUMULATED RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	9M19	9M18	Change
	$	$	$	%
Net Sales	46,520.6	45,631.1	889.5	1.9
Net sales in Mexico	33,815.4	32,510.5	1,304.9	4.0
Net sales in the U.S.	12,705.2	13,120.6	(415.4)	(3.2)

NET SALES BY SEGMENT
In millions of pesos	9M19	9M18	Change
	$	$	$	%
Net Sales	46,520.6	45,631.1	889.5	1.9
Poultry	41,991.8	41,335.4	656.4	1.6
Other	4,528.8	4,295.7	233.1	5.4

NET VOLUME SOLD BY SEGMENT
In metric tons			Change
	9M19	9M18	Volume	%
Total sales volume:	1,679,544	1,637,860	41,684	2.55
Poultry	1,286,960	1,294,632	(7,671)	(0.6)
Others	392,584	343,229	49,355	14.38

During the 9M19, net sales totaled $46,520.6 million; $889.5 million or 1.9% more than the $45,631.1 million reported in the same period of 2018.

In 9M19, sales of our U.S. operations represented 27.3% of our total sales, compared with 28.8% in 9M18.

OPERATING RESULTS
In millions of pesos	9M19	9M18	Change
	$	$	$	%
Cost of Sales	38,386.7	38,149.7	237.1	0.6
Gross Profit	8,133.9	7,481.4	652.5	8.7
Total SG&A	4,522.8	4,373.7	149.1	3.4
Other Income (expense)	69.6	110.7	(41.0)	(37.1)
Operating Income	3,680.7	3,218.4	462.3	14.4
Net Financial Income	573.3	404.8	168.5	41.6
Income Tax	1,246.4	973.0	273.4	28.1
Net Income	3,007.5	2,650.1	357.4	13.5

In the 9M19, the cost of sales totaled $38,386.7 million; $237.1 million or 0.6% higher than $38,149.7 million reported in the 9M18.

As a result, we reached a gross profit of $8,133.9 million and a gross margin of 17.5% in 9M19, when compare to $7,481.4 million of gross profit and a gross margin of 16.4% reached in the same period of 2018.

Total SG&A expenses in 9M19 were $4,522.8 million; $149.1 million or 3.4% more than the $4,373.7 million reported in 9M18. In 9M19 total SG&A expenses as a percentage of net sales represented 9.7%, slightly higher compared to the 9.6% on 9M18.

In 9M19 we had other income of $69.6 million, compared with other income of $110.7 million reported in 9M18.

The operating income in 9M19 was $3,680.7 million, which represents an operating margin of 7.9%, an increase from an operating income of $3,218.4 million and an operating margin of 7.1% in 9M18.

The net financial income in 9M19 was $573.3 million, higher when compared to a net financial income of $404.8 million in 9M18.

Total taxes were $1,246.4 million as of September 30th, 2019. These taxes include $749.8 million of income tax and $496.7 million of deferred income taxes. This figure compares to total taxes of $973.0 million in 9M18; the increase was mainly attributed to a higher income before taxes.

All the above resulted in a net income of $3,007.5 million or 6.5% of net margin in the 9M19, which represents $5.00 pesos of earnings per share; while in the 9M18 the net income totaled $2,650.1 million, 5.8% of net margin and $4.40 pesos of net income per share.

EBITDA
In millions of pesos	9M19	9M18	Change
	$	$	$	%
Net controlling interest profit	2,998.9	2,640.3	358.7	13.6
Income tax expense (benefit)	1,246.4	973.0	273.4	28.1
Result in associates	8.6	9.9	(1.3)	(13.0)
Net finance (income) expense	(573.3)	(404.8)	(168.5)	41.6
Depreciation and amortization	963.3	937.4	26.0	2.8
EBITDA	4,644.0	4,155.7	488.3	11.7
EBITDA Margin (%)	10.0%	9.1%	-	-
Net revenues	46,520.6	45,631.1	889.5	1.9

EBITDA in 9M19 reached $4,644.0 million, representing an EBITDA margin of 10.0%, compared to EBITDA of $4,155.7 million in 9M18, with an EBITDA margin of 9.1%.

BALANCE SHEET

BALANCE SHEET DATA
In millions of pesos	Sep 30, 2019	Dec. 31st, 2018	Change
	$	$	$	%
TOTAL ASSETS	55,450.3	52,865.6	2,584.7	4.9
Cash and cash equivalents	18,283.1	18,458.5	(175.4)	(1.0)
Accounts receivable	4,179.9	3,486.5	693.5	19.9
TOTAL LIABILITIES	15,111.2	14,699.9	411.3	2.8
Accounts payable	3,478.9	4,228.4	(749.6)	(17.7)
Short-term debt	3,514.7	3,492.8	21.9	0.6
Long-term debt	1,493.1	1,544.8	(51.7)	(3.3)
TOTAL STOCKHOLDERS' EQUITY	40,339.2	38,165.7	2,173.4	5.7
Capital stock	1,174.4	1,174.3	0.1	0.0

Cash and equivalents as of September 30th, 2019 totaled $18,283.1 million vs $18,458.6 million as of December 31, 2018.

Total debt as of September 30th, 2019 was $5,007.8 million, compared to $5,037.6 million reported as of December 31, 2018.

Net cash as of September 30th, 2019 was $13,275.3 million, compared to net cash of $13,420.9 million as of December 31, 2018.

CAPITAL EXPENDITURES
In millions of pesos	9M19	9M18	Change
	$	$	$	%
Capital Expenditures	1,301.2	1,329.0	(27.8)	(2.1)

Total CAPEX for the 9M19 was $1,301.2 million vs $1,329.0 million in 9M18, mainly allocated toward organic growth and productivity projects across all of our facilities.

STOCK INFORMATION
As of September 30, 2019
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$52,116
Source: Yahoo Finances

SHARE PRICE

SHARE PRICE
	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
Sep-19	92.44	84.51	86.86	56.34	51.68	53.23
Aug-19	91.65	82.89	91.65	55.01	50.41	55.01
Jul-19	86.70	80.00	86.70	54.18	50.09	54.04
Jun-19	84.98	79.99	80.40	52.92	50.11	50.67
May-19	87.22	77.68	86.25	55.01	49.42	52.50
Apr-19	78.67	71.14	77.68	49.75	45.23	49.00
Mar-19	75.88	70.51	74.59	47.98	45.72	46.10
Feb-19	76.06	72.83	74.84	47.74	45.17	46.93
Jan-19	74.37	65.38	73.31	46.53	40.07	46.00

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	José Antonio Cebeira	jcebeira@actinver.com.mx
APALACHE ANALISIS	Jorge Plácido	jorge.placido@apalache.mx
BBVA BANCOMER	Pablo Abraham Peregrina	pablo.abraham@bbva.com
GBM	Miguel Tortolero	matortolero@gbm.com.mx
INVEX	Giselle Mojica	gmojica@invex.com
JP MORGAN	Ulises Argote	ulises.argote@jpmorgan.com
SANTANDER	Luis Miranda	lmiranda@santander.com.mx

APPENDICES
For reference, some figures have been translated into millions of U.S. dollars ("USD") using an exchange rate of $19.72 per USD $1.0, which corresponds to the rate at the close of September 30, 2019, according to Mexico's National Bank.

  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Cash Flows
  Derivatives Position Report

CONSOLIDATED STATEMENT OF INCOME
Third Quarter Results, ended September 30th:
-Unaudited-
	U.S. Dollar
In millions pesos	2019	2019	2018*
Net sales	$ 776.5	15,312.9	14,114.4
Cost of sales	644.3	12,706.5	12,955.6
Gross profit	132.2	2,606.4	1,158.9
SG&A	75.9	1,497.6	1,499.1
Other income (expenses), net	3.7	73.0	79.7
Operating income	59.9	1,181.8	-260.5
Net finance income	20.6	405.7	-63.6
Income tax	24.1	474.4	(136.6)
Net Income	$ 56.4	1,113.1	(187.5)

Non-controlling interest	0.09	1.8	2.3
Net controlling interest profit	56.4	1,111.3	(189.7)
Basic and diluted earnings per share	0.09	1.85	(0.32)
Basic and diluted earnings per ADR	1.13	22.23	(3.79)
Weighted average Shares outstanding[1]	600,000	600,000	600,000

EBITDA Result	$ 76.4	1,505.8	76.2

Gross margin	17.0%	17.0%	8.2%
Operating margin	7.7%	7.7%	-1.8%
Net margin	7.3%	7.3%	-1.3%
EBITDA margin	9.8%	9.8%	0.5%

[1] In thousands
* Audited

CONSOLIDATED STATEMENT OF INCOME
Accumulated results, for the nine months ended September 30.
-Unaudited-
	U.S. Dollar
In millions pesos	2019	2019	2018*
Net sales	$ 2,359.1	46,520.6	45,631.1
Cost of sales	1,946.6	38,386.7	38,149.7
Gross profit	412.5	8,133.9	7,481.4
Selling, general and administrative expenses	229.4	4,522.8	4,373.7
Other income (expenses), net	3.5	69.6	110.7
Operating income	186.6	3,680.7	3,218.4
Net finance income	29.1	573.3	404.8
Income tax	63.2	1,246.4	973.0
Net income	$ 152.5	3,007.5	2,650.1

Non-controlling interest	0.4	8.6	9.9
Net controlling interest profit	152.1	2,998.9	2,640.3
Basic and diluted earnings per share	0.25	5.00	0.00
Basic and diluted earnings per ADR	3.04	60.0	0.05
Weighted average Shares outstanding[1]	599,973	599,973	599,993

EBITDA Result	$ 235.5	4,644.0	4,155.7

Gross margin	17.5%	17.5%	16.4%
Operating margin	7.9%	7.9%	7.1%
Net margin	6.4%	6.5%	5.8%
EBITDA margin	10.0%	10.0%	9.1%

[1] In thousands
* Audited

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-Unaudited-
	In U.S. Dollar	September 30,	December 31,
In million pesos	2019	2019	2018*

TOTAL ASSETS	$ 2,811.9	55,450.3	52,865.6

Total current assets	1,556.2	30,689.1	29,775.0
Cash and cash equivalents	927.1	18,283.1	18,458.5
Total accounts receivable	212.0	4,179.9	3,486.5
Inventories	349.8	6,897.7	6,649.1
Other current assets	67.4	1,328.3	1,180.9

Total non current assets	1,255.6	24,761.3	23,090.6
Net property, plant and equipment	927.6	18,291.6	18,018.2
Other non current Assets	328.1	6,469.7	5,072.4

TOTAL LIABILITIES	$ 766.3	15,111.2	14,699.9

Total current liabilities	418.6	8,254.1	9,084.9
Notes payable to banks	178.2	3,514.7	3,492.8
Accounts payable	176.4	3,478.9	4,228.4
Other taxes payable and other accruals	63.9	1,260.4	1,363.7

Total long-term liabilities	347.7	6,857.1	5,614.9
Long-term debt	75.7	1,493.1	1,544.8
Other non current liabilities	63.7	1,256.0	302.8
Deferred income taxes	208.3	4,108.0	3,767.3

TOTAL STOCKHOLDERS' EQUITY	$ 2,045.6	40,339.2	38,165.7

Capital stock	59.6	1,174.4	1,174.3
Commission in shares issued	21.0	414.5	414.5
Retained earnings	1,902.6	37,519.8	35,354.5
Others accounts	58.4	1,152.4	1,153.0
Non controlling interest	4.0	78.0	69.5

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,811.9	55,450.3	52,865.6

*Audited

CONSOLIDATED STATEMENT OF CASH FLOWS
In million of pesos
-Unaudited-

	U.S. Dollar	September 30,
	2019	2019	2018*

NET MAJORITY INCOME BEFORE INCOME TAX	$ 215.7	4,254.0	3,623.2

ITEMS RELATING TO INVESTING ACTIVITIES:	17.4	343.8	362.1
Depreciation and others	48.9	963.3	937.4
Income (loss) on sale of plant and equipment	(5.0)	(99.1)	20.3
Other Items	(26.4)	(520.4)	(595.6)

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	233.2	4,597.8	3,985.2
CASH GENERATED OR USED IN THE OPERATION:	(164.2)	(3,238.9)	(2,147.3)
Decrease (increase) in accounts receivable	24.8	489.6	111.2
Decrease (increase) in inventories	(20.2)	(398.1)	50.0
Increase (decrease) in accounts payable	(111.5)	(2,199.0)	(578.0)
Other Items	(57.4)	(1,131.5)	(1,730.6)

NET CASH FLOW FROM OPERATING ACTIVITIES	68.9	1,358.9	1,837.9

NET CASH FLOW FROM INVESTING ACTIVITIES	(29.6)	(583.1)	(353.5)
Acquisition of property, plant and equipment	(66.0)	(1,301.2)	(1,329.0)
Proceeds from sales of property plant and equipment	9.5	186.9	12.8
Other Items	26.9	531.2	962.7

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	39.3	775.7	1,484.4

Net cash provided by financing activities:	(50.3)	(992.1)	(1,538.1)
Proceeds from loans	246.4	4,859.0	3,237.5
Principal payments on loans	(246.4)	(4,858.6)	(3,456.1)
Dividends paid	(42.6)	(840.0)	(852.0)
Other items	(7.7)	(152.5)	(467.4)
Net increase (decrease) in cash and equivalents	(11.0)	(216.3)	(53.7)

Cash and investments at the beginning of year	$ 961.0	18,451.9	17,240.1
CASH AND INVESTMENTS AT END OF PERIOD	$ 924.7	18,23050.6	17,1086.4

*Audited

DERIVATIVES POSITION REPORT

Third Quarter 2019
Thousands of Mexican Pesos, as of September 30, 2019

TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			3Q-2019		2Q-2019		3Q-2019	2Q-2019
Forward Vanilla	Hedge	$ 20,798	$19.72		$19.20		$-2,595	$-11,503	70% in 2019 and 30% in 2020	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and soybean meal	Hedge	$ 218,171	CORN		CORN		$ 4,898	$ 5,654	55% in 2019; 45% in 2020
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			Mar-20	$ 3.995	Mar-20	$ 4.395
			May-20	$ 4.053
			Jul-20	$ 4.085
					Sep-19	$ 4.248
			Dec-19	$ 3.880	Dec-19	$ 4.315
			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
			Jan-20	$ 302.8	Aug-19	$ 315.3
			Mar-20	$ 306.2	Jan-20	$ 324.8
			May-20	$ 310.4	Mar-20	$ 327.0
			Jul-20	$ 314.8	May-20	$ 329.0
			Aug-20	$ 316.7	Jul-20	$ 331.0
			Sep-20	$ 317.7	Aug-20	$ 331.4
			Oct-20	$ 317.7	Sep-20	$ 331.6
			Dec-20	$ 319.5	Oct-20	$ 330.4
Options of Corn	Hedge	$ 727,945	CORN		CORN		$ 113	$ 11,339	92% in 2019; 8% in 2020
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			Dec-19	$ 3.880	Jul-19	$ 3.752
			Mar-20	$ 3.995	Sep-19	$ 4.248
			May-20	$ 4.053	Dec-19	$ 4.315
			Jul-20	$ 4.085	Jan-20	$ 4.395
Options of soybean meal	Hedge	$ 73,521	SOYBEAN MEAL		SOYBEAN MEAL		-$ 1,290	$ 2,738	52% in 2019; 48% in 2020
			In USD per ton		In USD per ton
			month	price	month	price
			Dec-19	$ 301.0	Aug-19	$ 315.3
			Jan-20	$ 302.8	Sep-19	$ 313.0
			Mar-20	$ 306.2	Oct-19	$ 325.9
			May-20	$ 310.4	Dec-19	$ 316.8
			Jul-20	$ 314.8	Jan-20	$ 324.8
					Mar-20	$ 327.0

-The total financial instruments do not exceed 5% of total assets as of September 30, 2019.
-The notional value represents the net position as of September 30, 2019 at the exchange rate of Ps. 19.72 per one dollar.
-A negative value means an unfavorable effect for the Company.

Third Quarter 2019
Thousands of Mexican Pesos, as of September 30, 2019								PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
		Reference Value (1)
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forward Vanilla	-$ 2,595	$19.23	$ 20.21	$ 20.71	Direct	-$ 12,848	$ 7,659	$ 17,912
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	$ 4,898	$ 3.686	$ 4.074	$ 4.268	The effect will materialize as the inventory is consumed	-$ 5,976	$ 20,432	$ 33,636
Futures of Soybean Meal: (2)		$ 287.7	$ 317.9	$ 333.1
Options for Corn	$ 113	$ 3.686	$ 4.074	$ 4.268		-$ 1,918	$ 3,589	$ 7,329
Options of Soybean Meal	-$ 1,290	$ 287.7	$ 317.9	$ 333.1		-$ 4,966	$ 2,386	$ 6,062

(1) The reference value is the exchange rate of Ps. $19.72 per USD as of September 30, 2019.
(2) The reference values are; the future of corn for Dec 2019, $3.880 USD/bushel and the future of soybean meal for Jan 2020, $302.80 USD/ton.
'All the evaluations are performed according with the corresponding future, here only the first month futures are shown.
(3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
-A negative value means an unfavorable effect for the Company.

Third Quarter 2019
Thousands of Mexican Pesos, as of September 30, 2019										STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward Vanilla	-$ 2,595	$9.86	$14.79	$24.65	$29.58	Direct	-$207,664	-$105,129	$99,940	$202,474

CONFERENCE CALL INFORMATION
The Company will host its third quarter 2019 earnings call, on Thursday, October 23rd, 2019. The earnings call will take place at 9:00 am Central Time (10:00 am ET).

Toll free in the U.S.: 1 (888) 771-4371
Toll free in Mexico: 001 866 779 0965

A current list of available local and international free phone telephone numbers: http://web.meetme.net/r.aspx?p=12&a=UNFLnKAclbtcKD

Confirmation Number: 49094800

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 27,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

IR contact information:
maria.jaquez@bachoco.net
andrea.guerrero@bachoco.net
T. +52(461)618 3555